Q Advisors LLC
Notes to Financial Statements
December 31, 2015
Confidential Pursuant to Rule 17a-5(e)(3)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. Because of the services provided, it is expected that the Company will have significant changes in the makeup of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Management has instituted a policy prohibiting the Company from receiving any customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2015, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using an accelerated method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Q Advisors LLC
Notes to Financial Statements
December 31, 2015
Confidential Pursuant to Rule 17a-5(e)(3)

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2012 and 2011, respectively.

Subsequent Events

Subsequent events have been evaluated through February 26, 2016, which is the date the financial statements were issued.

Note 2:   Related-party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and administrative services needed to implement the operations of the Company and is determined annually by the members of the Company. For the year ended December 31, 2015, the management fee expense was $3,693,000. Of this amount, $1,138,000 was paid during 2015 and $2,555,000 was paid prior to 2015. The Company's commitment for the management fee for the year ending December 31, 2016 is $2,555,000. At December 31, 2015, the Company had prepaid the entire 2016 management fee.

Note 3:   Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2015, are listed in the following:

Subordinated note with the following terms:	$ 100,000
50% due on June 28, 2016, provided the Company has excess cash	
50% due on June 28, 2017, provided the Company has excess cash	

Interest on the note shall accrue at the floating rate of one
percent (1%) over the prime rate announced in *The Wall Street Journal* on the first day of each calendar year for the subsequent year.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Q Advisors LLC
Notes to Financial Statements
December 31, 2015
Confidential Pursuant to Rule 17a-5(e)(3)

Interest expense of the subordinated borrowings was $8,477 for the year ended December 31, 2015. As of December 31, 2015 all interest had been paid.

Note 4:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had a net capital deficit of ($13,335), which was $18,335 below its required net capital of $5,000. The Company's net capital ratio was (3.04) to 1 at December 31, 2015. The Company inadvertently missed recording an accrual for legal services. On January 5, 2016, a payment against accounts receivable was received and deposited, which put the Company above the minimum net capital requirement.